Exhibit 99.1

ClickSoftware Announces Closing of Previously Announced Acquisition by Francisco Partners, Delists from NASDAQ.

BURLINGTON, MA —July 13, 2015—ClickSoftware Technologies Ltd., a leading provider of automated mobile workforce management and optimization solutions for the service industry, announced the completion of its acquisition by private funds managed by Francisco Partners Management L.P. (“Francisco Partners”), a leading global technology-focused private equity firm, for $12.65 per share, or approximately $438 million. With the completion of the transaction, ClickSoftware is now a privately held company, and its ordinary shares ceased to trade on the NASDAQ Global Select Market and will be delisted effective today, July 13, 2015. As such, shareholders of ClickSoftware are no longer able to trade their shares on NASDAQ.

Additionally, upon satisfaction of the applicable requirements for deregistration, ClickSoftware intends to deregister its ordinary shares under the Securities Exchange Act of 1934, thereby suspending its reporting obligations under such Act.

About ClickSoftware

ClickSoftware is a leading provider of automated mobile workforce management and service optimization solutions for the enterprise, both for mobile and in-house resources. As pioneers of the "Service chain optimization" and "The real-time service enterprise" concepts, our solutions provide organizations with end-to-end visibility and control of the entire service management chain by optimizing forecasting, planning, shift and task scheduling, mobility and real-time management of resource and customer communication.

Available via the cloud or on-premise, our products incorporate best business practices and advanced decision-making algorithms to manage service operations more efficiently, in a scalable, integrated manner. Our solutions have become the backbone for many leading organizations worldwide by addressing the fundamental question of job fulfillment: Who does What, for Whom, With what, Where and When.

ClickSoftware delivers superb business performance to service sector organizations of all sizes. The Company is headquartered in the United States and Israel, with offices across Europe, and Asia Pacific. For more information, please visit http://www.clicksoftware.com. Follow us on Twitter.

About Francisco Partners

Francisco Partners is a leading global private equity firm, which specializes in investments in technology and technology-enabled services businesses. Since its launch over 15 years ago, Francisco Partners has raised approximately $10 billion in capital and invested in more than 150 technology companies, making it one of the most active and longstanding investors in the technology industry. The firm invests in transaction values ranging from $50 million to over $2 billion, where the firm's deep sectorial knowledge and operational expertise can help companies realize their full potential.

Media Contact:
Noa Schuman
ClickSoftware
+972-3-7659-467
Noa.Schuman@clicksoftware.com